SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release relating to the approval by Logica plc shareholders of the Scheme of Arrangement for the acquisition.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

Logica shareholders vote overwhelmingly in favour of accepting CGI offer

London, UK and Montreal, Canada – July 16, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) is pleased to announce that following Logica’s General Meeting held in London today, Logica’s shareholders voted 54% in favor of CGI’s recommended cash offer of 105 pence.

Subject to the sanction of the Court and the satisfaction or waiver of certain other conditions, it is presently expected that the acquisition will be completed on August 20, 2012*, as previously announced.

“We are very pleased with level of shareholder support shown for our transaction and anticipate a timely closing,” commented Michael E. Roach, President and CEO, CGI. “We are excited to welcome our new Logica colleagues and remain committed to bringing the enhanced capabilities of our combined business to clients while creating new career opportunities for our professionals and additional value for our investors.”

“The combination of CGI and Logica represents a unique transformational opportunity,” added Mr. Roach. “We will immediately start the process of successfully integrating the two businesses to create a global technology services leader with 72,000 professionals worldwide.”

*This date is indicative but may be extended if any of the conditions takes longer than anticipated to fulfil.

About CGI Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at March 31, 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.

About Logica Logica is a business and technology service company, employing 41,000 people. It provides business consulting, systems integration and outsourcing services to clients around the world, including many of Europe’s largest businesses. Logica creates value for clients by successfully integrating people, business and technology. It is committed to long term collaboration, applying insight to create innovative answers to clients’ business needs.

Forward-Looking Statements All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the satisfaction or waiver of the conditions to complete the Logica acquisition, including the approval of the scheme of arrangement by Logica shareholders and the High Court of Justice in England and Wales, and the receipt of applicable regulatory approvals, the expected dates for implementation of the acquisition, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and Investor Relations

+1 514 841-3355

lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: July 16, 2012	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer